BB

U.S. SECURITIES [redacted] COMMISSION
49

02018302

I ... ealers
Pursuant to Sec... of 1934 and Rule 17a-

RECEIVED
MAR 01 2002
143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO.
8-17885

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Crest Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

111 S. W. Fifth Avenue, 42nd Floor
(No. and Street)

Portland	OR	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Shank, Chief Financial Officer — (503) 248-0721
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

1211 S. W. Firth Avenue, Suite 2000	Portland	OR	97204
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/20/02

OATH OR AFFIRMATION

I, Daniel R. Shank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pacific Crest Securities, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
CATHY GARRISON
NOTARY PUBLIC-OREGON
COMMISSION NO. 337542
MY COMMISSION EXPIRES AUG 18, 2004

Daniel R. Shank

Daniel R. Shank
Chief Financial Officer

Cathy Garrison

Notary Public

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Board of Directors
Pacific Crest Securities Inc.:

We have audited the accompanying statements of financial condition of Pacific Crest Securities Inc. as of December 31, 2001 and 2000, and the related statements of income, changes in liabilities subordinated to claims of general creditors, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Crest Securities Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
February 16, 2002

PACIFIC CREST SECURITIES INC.

Statements of Financial Condition

December 31, 2001 and 2000

Assets		**2001**	**2000**
Cash and cash equivalents	$	41,767	13,441
Securities owned:			
Marketable		36,479	216,526
Non-marketable		123,300	283,300
Due from clearing agent		9,463,619	6,975,215
Property and equipment, net (note 13)		893,091	537,672
Prepaid expenses and other		134,093	330,441
Deposit with clearing organization		102,536	102,536
Receivables from non-customers		41,776	177,052
Notes receivable from employees		212,500	75,000
Deferred tax asset (note 12)		70,417	54,516
	$	11,119,578	8,765,699
Liabilities and Stockholders' Equity			
Accounts payable and accrued expenses	$	5,570,599	4,654,354
Market value of securities sold, not yet purchased		30,676	33,375
Total liabilities		5,601,275	4,687,729
Stockholders' equity (notes 3, 6, 7 and 8):			
Preferred stock, authorized 50,000 shares; no shares issued and outstanding		—	—
Common stock, no par value. Authorized 10,000,000 shares; issued and outstanding 3,572,100 and 3,136,600 shares in 2001 and 2000, respectively		1,679,218	1,101,760
Notes receivable from stockholders		(253,519)	(275,542)
Retained earnings		4,092,604	3,251,752
Total stockholders' equity		5,518,303	4,077,970
Commitments and contingencies (notes 4, 5 and 11)			
	$	11,119,578	8,765,699

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Income

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Equity transactions	$	27,193,865	20,768,910
Fixed income transactions		235,909	383,478
Interest and dividends		332,145	139,419
Investment banking fees		2,152,519	2,629,943
Gain (loss) on non-marketable securities and other income		106,509	(320,000)
Total revenues		30,020,947	23,601,750
Expenses:			
Employee compensation and benefits		19,342,973	15,075,531
Agent clearing and execution fees (note 2)		3,604,960	2,740,343
Communications		1,394,730	1,076,466
Interest		29,534	27,830
Rent expense		597,935	345,367
Other operating expenses		3,618,910	2,793,650
Total expenses		28,589,042	22,059,187
Income before income taxes		1,431,905	1,542,563
Provision for income taxes (note 12)		591,053	679,000
Net income	$	840,852	863,563

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Stockholders' Equity

Years ended December 31, 2001 and 2000

	Preferred stock		Common stock		Notes receivable from stockholders	Retained earnings	Total stockholders' equity
	Shares	Amount	Shares	Amount			
Balance at December 31, 1999	—	$ —	2,765,600	$ 713,266	(135,000)	2,388,189	2,966,455
Net income	—	—	—	—	—	863,563	863,563
Sale of common stock	—	—	807,000	910,807	(185,542)	—	725,265
Repurchase of common stock	—	—	(436,000)	(522,313)	—	—	(522,313)
Forgiveness of notes receivable from stockholders	—	—	—	—	45,000	—	45,000
Balance at December 31, 2000	—	—	3,136,600	1,101,760	(275,542)	3,251,752	4,077,970
Net income	—	—	—	—	—	840,852	840,852
Sale of common stock	—	—	474,750	624,146	(85,800)	—	538,346
Repurchase of common stock	—	—	(39,250)	(46,688)	—	—	(46,688)
Payment on note receivable from stockholders	—	—	—	—	62,823	—	62,823
Forgiveness of notes receivable from stockholders	—	—	—	—	45,000	—	45,000
Balance at December 31, 2001	—	$ —	3,572,100	$ 1,679,218	(253,519)	4,092,604	5,518,303

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Changes in Liabilities Subordinated
to Claims of General Creditors

Years ended December 31, 2001 and 2000

Subordinated borrowings at December 31, 1999	$ —
Increases:	
Issuance of subordinated notes	—
Decreases:	
Payment of subordinated notes	—
Subordinated borrowings at December 31, 2000	—
Increases:	
Issuance of subordinated notes	—
Decreases:	
Payment of subordinated notes	—
Subordinated borrowings at December 31, 2001	$ —

See accompanying notes to financial statements.

PACIFIC CREST SECURITIES INC.

Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	840,852	863,563
Adjustments to reconcile net income to net cash provided by operating activities:			
Forgiveness of notes receivable from stockholders		45,000	45,000
Forgiveness of notes receivable from employees		37,500	—
Depreciation and amortization		292,543	160,148
Loss on disposal of property and equipment		2,692	6,599
Unrealized gain on securities		1,497	3,314
Deferred income tax expense (benefit)		(15,901)	6,541
Changes in operating assets and liabilities:			
Marketable securities		179,411	(71,106)
Non-marketable securities		160,000	320,000
Due from clearing agent		(2,488,404)	(2,902,299)
Prepaid expenses and other		196,348	(175,221)
Other receivables and deposits		(39,724)	374,881
Accounts payable and accrued expenses		916,245	1,512,780
Market value of securities sold, not yet purchased		(1,838)	(15,281)
Net cash provided by operating activities		126,221	128,919
Cash flows from investing activities:			
Acquisition of furniture and equipment		(650,654)	(361,405)
Net cash used in investing activities		(650,654)	(361,405)
Cash flows from financing activities:			
Repurchase of common stock		(46,688)	(522,313)
Sale of common stock		538,346	725,265
Payments received on note receivable from stockholders		62,823	—
Principal payments under capital lease obligations		—	(51,850)
Net cash provided by financing activities		554,481	151,102
Net increase (decrease) in cash and cash equivalents		30,048	(81,384)
Cash and cash equivalents at beginning of year		13,441	94,825
Cash and cash equivalents at end of year	$	43,489	13,441
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$	29,534	27,830
Income taxes		410,926	635,891
Supplemental disclosure of non-cash financing activities:			
Notes receivable from stockholders for sale of common stock	$	85,800	185,542

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Pacific Crest Securities Inc. (the Company) is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company is primarily engaged in a single line of business as a full service investment bank, providing research, principal and agency transactions, underwriting and other corporate finance services. The Company, like other securities firms, is directly affected by general economic and market conditions, including fluctuations in volume and price levels of securities, changes in interest rates and demand for investment banking and securities brokerage services, all of which have an impact on the Company's financial condition.

(a) Revenue Recognition

Security transactions and related revenue are recorded on a settlement date basis, generally the third business day following the transaction date. The impact of using settlement date accounting approximates the results that would have been achieved under trade date accounting. Investment banking fees are recognized as earned.

(b) Income Taxes

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Securities Valuation

Marketable securities owned and securities sold but not yet purchased are stated at market value, with changes therein reflected in the results of operations. Other securities, which are non-marketable, are carried at cost, which approximates fair market value.

(d) Cash Equivalents

Cash equivalents consist of money market funds which are stated at cost which approximates market value. For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(e) Property and Equipment

Property and equipment are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, generally 3 to 7 years. Leasehold improvements are amortized using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

(Continued)

(f) ***Stock-Based Compensation***

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

(g) ***Advertising***

Advertising costs are expensed as incurred and amounted to $166,374 and $136,805 for the years ended December 31, 2001 and 2000, respectively.

(h) ***Fair Value of Financial Instruments***

The carry value of cash and cash equivalents, due from clearing agent, accounts payable and accrued expenses approximate the fair value due to the short maturities.

(i) ***Stock Split***

During 2000, the Company authorized a ten-for-one stock split. All references in the financial statements and notes to financial statements to number of shares have been restated to reflect the stock split.

(j) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) ***Reclassifications***

Certain reclassifications have been made in the 2000 financial statements to conform to the 2001 presentation.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (K)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(Continued)

(3) Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $4,034,421 and $2,587,510, respectively, and this was $3,663,048 and $2,277,218, respectively, in excess of its required net capital of $371,373 and $310,292, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.38 to 1 and 1.80 to 1 at December 31, 2001 and 2000, respectively.

(4) Profit Sharing Plan

The Company has a qualified profit sharing plan and 401(k) plan (the Plans). Eligible employees may make voluntary contributions to the Plan up to 10% of their total compensation. The Company matches 25% of the employee's contribution up to 4% of total compensation. In addition, the Company may make annual profit sharing contributions. The Company's expense under these Plans was $87,960 and $70,577 for the years ended December 31, 2001 and 2000, respectively.

(5) Leases

The Company has noncancelable operating leases which generally expire during the next five years, including leased premises for its Portland, Boston and Seattle operations.

Future minimum lease payments under noncancelable operating leases with initial or remaining lease terms in excess of one year as of December 31, 2001 are as follows:

Year ending December 31:		
2002	$	776,000
2003		708,000
2004		640,000
2005		584,000
2006		360,000
	$	3,068,000

The Company incurred $597,935 and $345,367 in operating lease expense for the years ended December 31, 2001 and 2000, respectively.

(6) Stockholders' Equity

The Board of Directors has the authority to issue preferred stock in one or more series and to determine the relative rights and preferences of the preferred stock.

(7) Notes Receivable from Stockholders

The Company has sold shares of common stock for notes receivable. These notes are due and payable at various dates and bear interest at various rates. The notes are full recourse notes. Some of the notes contain forgiveness provisions if the employee is still employed by the Company on certain dates. Upon forgiveness, the Company records compensation expense for the amount forgiven.

(8) Option Plan

In March 1997, the Company adopted the 1997 Stock Option Plan (the Plan) whereby a total of 2,000,000 shares of common stock have been reserved for the grant of stock options to employees. Options granted pursuant to the Plan may be either incentive stock options as defined in Section 422 of the Internal Revenue Code, or non-qualified stock options, at the discretion of the Board. Under the Plan, options generally vest over five years with 25% of the options granted becoming exercisable after two years, and the remaining 75% vesting ratably over the following three years. Options granted under the Plan must be exercised within three months of the optionee's termination of employment and within ten years of the date of the grant. Option prices are generally equal to the fair market value of the shares at the date of grant.

At December 31, 2001, there were 871,680 additional shares available for grant under the Plan. The per share weighted-average fair value of stock options granted during 2001 and 2000 was $1.40 and $1.21, respectively, on the date of grant using the minimum value option-pricing model (excluding a volatility assumption) with the following weighted-average assumptions: 2001 - expected dividend yield -0-%, risk-free interest rate of 4.64%, and an expected life of 5 years; 2000 - expected dividend yield -0-%, risk-free interest rate of 5.17%, and an expected life of 5 years.

The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options issued to employees in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

			2001	2000
Net income	As reported	$	840,852	863,563
	Pro forma	$	776,785	834,594

(Continued)

Stock option activity during the periods indicated is as follows:

	Number of shares		Weighted-average exercise price
Balance at December 31, 1999	903,380	$	.93
Granted	321,000		1.21
Exercised	(66,940)		.84
Expired	(117,310)		1.02
Balance at December 31, 2000	1,040,130		.99
Granted	80,000		1.40
Exercised	(56,250)		.79
Forfeited	(58,750)		1.03
Balance at December 31, 2001	1,005,130	$	1.03

At December 31, 2001, the range of exercise prices and weighted-average remaining contractual life of outstanding options was $0.77 - $1.40 and 8 years, respectively.

At December 31, 2001 and 2000, the number of options exercisable was 469,149 and 347,750, respectively, and the weighted-average exercise price of those options was $1.08 and $.89, respectively.

(9) Stock Restriction Agreement

Under the terms of a stock restriction agreement, the Company shall have the first option to repurchase, on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by a stockholder. Upon death, termination of employment or disability of a stockholder, the Company also shall have the first option to repurchase on the same terms and conditions as an outside offer or on the Company purchase terms (as defined), all or part of the common stock owned by the stockholder.

(10) Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf of investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(Continued)

(11) Commitments and Contingencies

Litigation

The Company is a defendant in various civil actions in the normal course of its business. In the opinion of management, based in part on discussions with counsel, the ultimate disposition of such matters will not have a material effect on the financial position or results of operations of the Company.

Letter of Credit

The Company has a stand by letter of credit for performance under a lease for office space with a bank in the amount of $75,200.

(12) Income Taxes

Components of the 2001 provision for income taxes include:

		Current	Deferred	Total
Federal	$	476,885	(12,228)	464,657
State		130,069	(3,673)	126,396
Total provision (benefit)	$	606,954	(15,901)	591,053

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

Components of the 2000 provision for income taxes include:

		Current	Deferred	Total
Federal	$	520,542	5,393	525,935
State		151,917	1,148	153,065
Total provision	$	672,459	6,541	679,000

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state and local taxes and non-deductible expenses.

The tax effects of temporary differences that give rise to the deferred tax asset principally relate to the use of straight line amortization expense for escalating lease payments for book purposes which are not currently deductible for tax purposes which were offset by the use of accelerated depreciation for tax purposes. Management believes that no valuation allowance is required for the deferred tax assets since it is more likely than not that the amounts will be recovered.

(Continued)

(13) Property and Equipment

Property and equipment consist of the following at December 31:

		2001	2000
Furniture	$	378,279	305,844
Equipment		772,006	525,046
Leasehold improvements		674,585	356,467
		1,824,870	1,187,357
Less accumulated depreciation and amortization		(931,779)	(649,685)
	$	893,091	537,672

(14) Subordinated Borrowings

Subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. At December 31, 2001 and 2000, the Company had no subordinated borrowings outstanding.

(15) Securities

Marketable securities owned and sold, not yet purchased, consist of corporate stock and are carried at market value.

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2001, not readily marketable securities consist of warrants at an estimated fair value of $123,300.

(16) Subsequent Event

Effective January 1, 2002, the Company's Profit Sharing Plan was split into two plans, Plan A and Plan B. Plan A and Plan B cover different groups of employees of the Company. There were no other significant changes to the Plan.

Schedule 1

PACIFIC CREST SECURITIES INC.

Computation of Net Capital, Aggregate Indebtedness
and Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1 of the Securities Exchange Commission

As of December 31, 2001

Net capital:				
Total stockholders' equity			$	5,518,303
Less:				
Non-allowable assets:				
Property and equipment, net	$	893,091		
Receivables from non-customers and employees		254,276		
Non-marketable securities		123,300		
Prepaid expenses and other		134,093		
Deferred tax asset		70,417		
Haircuts on securities computed pursuant to Rule 15c3-1(f)		8,705		1,483,882
Net capital			$	4,034,421
Aggregate indebtedness:				
Accounts payable and accrued expenses				5,570,599
Total aggregate indebtedness			$	5,570,599
Ratio of aggregate indebtedness to net capital:				
Net capital requirement, greater of $250,000 or 6-2/3% of aggregate indebtedness				371,373
Net capital in excess of required amount				3,663,048
Net capital			$	4,034,421
Excess net capital at 1,000%			$	3,477,385
Ratio of aggregate indebtedness to net capital				1.38 to 1

This computation does not materially differ from the computation of net capital included in FOCUS Part II filed by the Company as of December 31, 2001.

See accompanying independent auditors' report.

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Pacific Crest Securities Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of Pacific Crest Securities Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
February 16, 2002

PACIFIC CREST SECURITIES INC.

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